File No.82-5139

07027190

CYBIRD HOLDINGS

JASDAQ

News Release

September 28, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and Group CEO
Contact: Hirosuke Yasuda
Executive Vice President
81-3-5785-6110

SUPPL

Notice of Corrections to Results of Operations for FY2007/3

Tokyo, Japan, September 28, 2007 --- CYBIRD Holdings Co., Ltd., today announced the following corrections in the Results of Operations for the fiscal year ended March 31, 2007 released on May 22, 2007.

The corrections have no impact on the business performance or financial position of the Company for the consolidated or non-consolidated fiscal year ended March 2007.

* Pages39 and 40
Notes to Statements (Segment Information)

a. Business segment information
Consolidated fiscal year (from April 1, 2006 to March 31, 2007)

Before correction (Thousands of yen)

	Mobile content Business	Commerce Business	Marketing Solution Business	Advertising Business	Investment Business	International Business	Total	Eliminations or corporate	Consolidated
(Items omitted) Assets	6,257,256	3,987,891	863,069	211,449	1,163,057	7,258,023	19,740,746	2,837,419	22,578,165

Notes: Items omitted

3. Among operating expenses, an amount totaling ¥1,438,057 thousand of unallocated expenses were included under eliminations or corporate. The majority of these eliminations or corporate expenses were related to the administration department of the Group.
4. Among assets, an amount totaling ¥2,837,419 thousand was included under eliminations or corporate. The majority of these eliminations or corporate assets were related to the management of surplus funds(cash, deposits, and securities)and assets related to the administrative department.

After correction (Thousands of yen)

	Mobile content Business	Commerce Business	Marketing Solution Business	Advertising Business	Investment Business	International Business	Total	Eliminations or corporate	Consolidated
(Items omitted) Assets	4,119,386	3,869,169	1,184,329	257,564	1,177,433	7,321,435	17,929,319	4,648,845	22,578,165

Notes: Items omitted

3. Among operating expenses, an amount totaling ¥1,439,798 thousand of unallocated expenses were included under eliminations or corporate. The majority of these eliminations or corporate expenses were related to the administration department of the Group.
4. Among assets, an amount totaling ¥4,648,845 thousand was included under eliminations or corporate. The

dlw 10/16

majority of these eliminations or corporate assets were related to the management of surplus funds(cash, deposits, and securities)and assets related to the administrative department.

b. Geographic segment information
Consolidated fiscal year (from April 1, 2006 to March 31, 2007)

Before correction (Thousands of yen)

	Japan	North America	Total	Elimination or corporate	Consolidated
(Items omitted) II Assets	12,482,723	7,258,023	19,740,746	(2,837,419)	22,578,165

After correction (Thousands of yen)

	Japan	North America	Total	Elimination or corporate	Consolidated
(Items omitted) II Assets	10,607,884	7,321,435	17,929,319	4,648,845	22,578,165

End of Document

END